October 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.

Form 10-K for the fiscal year ended December 26, 2020

Filed February 23, 2021

File No. 000-21238

Ladies and Gentlemen:

This letter sets forth the responses of Landstar System, Inc. (the “Company”, and collectively with its subsidiaries and affiliates, “Landstar”) to the comments contained in your letter, dated August 10, 2021, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2020 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2021. The Commission’s comment is set forth below in bold/italics and the Company’s response is set forth in plain text immediately following the comment. We have also included as Appendix A the same revisions we are suggesting below, blacklined against the most recent interim report disclosure (with additions from the original report bolded and underlined and deletions struck through) to help facilitate your review. Please let us know if we can provide additional information to assist in the review process.

Form 10-K for the Fiscal Year Ended December 26, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Changes in Financial Condition and Results of Operations, page 22

We have read your response to prior comment one and continue to believe, as advised in our April 14, 2021 comment letter and subsequently during our July 27, 2021 conference call, that you will need to revise the manner by which you identify and present non-GAAP measures and metrics based on non-GAAP measures in your various communications with investors, as prescribed by Item 10(e) of Regulation S-K and Regulation G.

The FASB Master Glossary, as you have observed, defines Gross Margin, which we regard as synonymous with Gross Profit, and while the FASB indicates it does not include all operating expenses, we do not believe this accommodates the latitude you have applied in calculating the margin metrics referenced and utilized in your disclosures, when considering other provisions in GAAP and SEC reporting requirements.

Rule 5-03 of Regulation S-X requires the separate presentation of costs and expenses applicable to revenues from services (as it does for sales of tangible products when material), which is a measure that is differentiated from other operating costs and expenses not applicable to revenues, selling, general and administrative expenses, and various other items. We have referred you to FASB ASC 705-10-25-3 and 4A, and the corresponding guidance in FASB ASC 330-10-30-1 through 8, and FASB ASC 340-40-25-7, which may be utilized by analogy in determining the types of costs that should be allocated to cost and expenses applicable to revenues from services.

As indicated in prior comment one and during our conference call, we do not believe that your costs of purchased transportation and commissions to agents represent all costs and expenses that are applicable to revenues from services in accordance with GAAP, and since your resulting measure of “gross profit” would thereby meet the definition of a non-GAAP measure in Item 10(e)(2)(i) of Regulation S-K, the margin metrics that you disclose based on this measure would not be scoped-out of the non-GAAP disclosure guidance based on Item 10(e)(4)(ii), as suggested in your prior response.

Please submit the revisions that you propose to address the concerns outlined above and in prior comment one, as necessary to conform to the requirements of Item 10(e) of Regulation S-K and Regulation G. Please ensure that you include comparable tabulations of metrics as reported on page 27 of your annual report and pages 22 and 23 of your two most recent interim reports, using GAAP measures of gross profit, and a reconciliation between gross profit in accordance with GAAP and your relabeled non-GAAP measure, along with appropriate narratives. We reissue prior comment one.

Response:

In response to the Commission’s comment and our telephone conversation on September 28, 2021, the Company respectfully advises the Staff that it will, beginning with the interim report for the fiscal quarter ended September 25, 2021, revise the disclosures corresponding to the disclosures set forth on page 27 of its annual report and pages 22 and 23 of its two most recent interim reports, consistent with the approach illustrated below using for the sake of example a revised version of the corresponding disclosures taken from the Company’s interim report for the fiscal quarter ended June 26, 2021:

***Beginning on Page 19 of the Interim Report for the Fiscal Quarter Ended June 26, 2021***

Changes in Financial Condition and Results of Operations

Revenue

Management believes the Company’s success principally depends on its ability to generate freight revenue through its network of independent commission sales agents and to safely and efficiently deliver freight utilizing third party capacity providers. Management believes the most significant factors to the Company’s success include increasing revenue, sourcing capacity and controlling costs, including insurance and claims.

While customer demand, which is subject to overall economic conditions, ultimately drives increases or decreases in revenue, the Company primarily relies on its independent commission sales agents to establish customer relationships and generate revenue opportunities. Management’s emphasis with respect to revenue growth is on revenue generated by independent commission sales agents who on an annual basis generate $1 million or more of Landstar revenue (“Million Dollar Agents”). Management believes future revenue growth is primarily dependent on its ability to increase both the revenue generated by Million Dollar Agents and the number of Million Dollar Agents through a combination of recruiting new agents, increasing the revenue opportunities generated by existing independent commission sales agents and providing its independent commission sales agents with digital technologies they may use to grow revenue and increase efficiencies at their businesses. During the 2020 fiscal year, 508 independent commission sales agents generated $1 million or more of Landstar revenue and thus qualified as Million Dollar Agents. During the 2020 fiscal year, the average revenue generated by a Million Dollar Agent was $7,489,000 and revenue generated by Million Dollar Agents in the aggregate represented 92% of consolidated revenue.

Management monitors business activity by tracking the number of loads (volume) and revenue per load by mode of transportation. Revenue per load can be influenced by many factors other than a change in price. Those factors include the average length of haul, freight type, special handling and equipment requirements, fuel costs and delivery time requirements. For shipments involving two or more modes of transportation, revenue is generally classified by the mode of transportation having the highest cost for the load. The following table summarizes this information by trailer type for truck transportation and by mode for all others:

	Twenty Six Weeks Ended		Thirteen Weeks Ended
	June 26, 2021	June 27, 2020	June 26, 2021	June 27, 2020
Revenue generated through (in thousands):
Truck transportation
Truckload:
Van equipment	$1,798,061	$1,028,334	$970,874	$483,027
Unsided/platform equipment	784,883	533,716	444,251	247,388
Less-than-truckload	54,732	45,859	29,062	22,918

Total truck transportation	2,637,676	1,607,909	1,444,187	753,333
Rail intermodal	76,068	51,315	44,360	23,186
Ocean and air cargo carriers	107,840	57,250	60,240	30,663
Other (1)	36,668	34,606	21,931	16,332

	$2,858,252	$1,751,080	$1,570,718	$823,514

Revenue on loads hauled via BCO Independent Contractors included in total truck transportation	$1,209,056	$809,779	$648,942	$378,500
Number of loads:
Truck transportation
Truckload:
Van equipment	777,921	600,519	409,048	285,174
Unsided/platform equipment	275,754	231,122	149,489	110,533
Less-than-truckload	85,095	78,079	44,403	39,723

Total truck transportation	1,138,770	909,720	602,940	435,430
Rail intermodal	26,800	21,510	15,100	9,970
Ocean and air cargo carriers	19,460	14,430	10,230	7,360

	1,185,030	945,660	628,270	452,760

Loads hauled via BCO Independent Contractors included in total truck transportation	510,150	443,830	264,200	210,430
Revenue per load:
Truck transportation
Truckload:
Van equipment	$2,311	$1,712	$2,373	$1,694
Unsided/platform equipment	2,846	2,309	2,972	2,238
Less-than-truckload	643	587	655	577
Total truck transportation	2,316	1,767	2,395	1,730
Rail intermodal	2,838	2,386	2,938	2,326
Ocean and air cargo carriers	5,542	3,967	5,889	4,166

Revenue per load on loads hauled via BCO Independent Contractors	$2,370	$1,825	$2,456	$1,799

Revenue by capacity type (as a % of total revenue):
Truck capacity providers:
BCO Independent Contractors	42%	46%	41%	46%
Truck Brokerage Carriers	50%	46%	51%	46%
Rail intermodal	3%	3%	3%	3%
Ocean and air cargo carriers	4%	3%	4%	4%
Other	1%	2%	1%	2%

(1) Includes primarily reinsurance premium revenue generated by the insurance segment and intra-Mexico transportation services revenue generated by Landstar Metro.

Expenses

Purchased transportation

Also critical to the Company’s success is its ability to secure capacity, particularly truck capacity, at rates that allow the Company to profitably transport customers’ freight. The following table summarizes the number of available truck capacity providers on the dates indicated:

	June 26, 2021	June 27, 2020
BCO Independent Contractors	10,778	9,632
Truck Brokerage Carriers:
Approved and active (1)	53,891	37,600
Other approved	24,098	16,365

	77,989	53,965

Total available truck capacity providers	88,767	63,597

Trucks provided by BCO Independent Contractors	11,557	10,299

(1)	Active refers to Truck Brokerage Carriers who moved at least one load in the 180 days immediately preceding the fiscal quarter end.

Purchased transportation represents the amount a BCO Independent Contractor or other third party capacity provider is paid to haul freight. The amount of purchased transportation paid to a BCO Independent Contractor is primarily based on a contractually agreed-upon percentage of revenue generated by loads hauled by the BCO Independent Contractor. Purchased transportation paid to a Truck Brokerage Carrier is based on either a negotiated rate for each load hauled or, to a lesser extent, a contractually agreed-upon fixed rate per load. Purchased transportation paid to railroads is based on either a negotiated rate for each load hauled or a contractually agreed-upon fixed rate per load. Purchased transportation paid to air cargo carriers is generally based on a negotiated rate for each load hauled and purchased transportation paid to ocean cargo carriers is generally based on contractually agreed-upon fixed rates per load. Purchased transportation as a percentage of revenue for truck brokerage, rail intermodal and ocean cargo services is normally higher than that of BCO Independent Contractor and air cargo services. Purchased transportation is the largest component of costs and expenses and, on a consolidated basis, increases or decreases as a percentage of consolidated revenue in proportion to changes in the percentage of consolidated revenue generated through BCO Independent Contractors and other third party capacity providers and external revenue from the insurance segment, consisting of reinsurance premiums. Purchased transportation as a percent of revenue also increases or decreases in relation to the availability of truck brokerage capacity and with changes in the price of fuel on revenue generated from shipments hauled by Truck Brokerage Carriers. The Company passes 100% of fuel surcharges billed to customers for freight hauled by BCO Independent Contractors to its BCO Independent Contractors. These fuel surcharges are excluded from revenue and the cost of purchased transportation. Purchased transportation costs are recognized over the freight transit period as the performance obligation to the customer is completed.

Commissions to agents

Commissions to agents are based on contractually agreed-upon percentages of (i) revenue, (ii) revenue less the cost of purchased transportation, or (iii) revenue less a contractually agreed upon percentage of revenue retained by Landstar and the cost of purchased transportation (the “retention contracts”). Commissions to agents as a percentage of consolidated revenue vary directly with fluctuations in the percentage of consolidated revenue generated by the various modes of transportation and reinsurance premiums and, in general, vary inversely with changes in the amount of purchased transportation as a percentage of revenue on services provided by Truck Brokerage Carriers, railroads, air cargo carriers and ocean cargo carriers. Commissions to agents are recognized over the freight transit period as the performance obligation to the customer is completed.

Other operating costs, net of gains on asset sales/dispositions

Maintenance costs for Company-provided trailing equipment and BCO Independent Contractor recruiting and qualification costs are the largest components of other operating costs. Also included in other operating costs are trailer rental costs, the provision for uncollectible advances and other receivables due from BCO Independent Contractors and independent commission sales agents and gains/losses, if any, on sales of Company-owned trailing equipment.

Insurance and claims

With respect to insurance and claims cost, potential liability associated with accidents in the trucking industry is severe and occurrences are unpredictable.

Effective May 1, 2019, the Company entered into a new three year commercial auto liability insurance arrangement for losses incurred between $5,000,000 and $10,000,000 (the “Initial Excess Policy”) with a third party insurance company. For commercial trucking claims incurred on or after May 1, 2019 through April 30, 2022, the Initial Excess Policy provides for a limit for a single loss of $5,000,000, with an aggregate limit of $15,000,000 for each policy year, an aggregate limit of $20,000,000 for the thirty-six month term ended April 30, 2022, and options to increase such aggregate limits for pre-established amounts of additional premium. If aggregate losses under the Initial Excess Policy exceed either the annual aggregate limit or the aggregate limit for the three year period ending April 30, 2022, and the Company did not elect to increase such aggregate limits for a pre-established amount of additional premium, Landstar would retain liability of up to $10,000,000 per occurrence, inclusive of its $5,000,000 self-insured retention for commercial trucking claims during the remainder of the applicable policy year(s). Moreover, as a result of the Company’s aggregate loss experience since it entered into the Initial Excess Policy, the Initial Excess Policy required the Company to pay additional premium relating to its existing coverage up to a pre-established maximum amount of $3,500,000, which was provided for in insurance and claims costs for the Company’s 2020 fiscal first quarter.

The Company also maintains third party insurance arrangements providing excess coverage for commercial trucking liabilities in excess of $10,000,000. These third party arrangements provide coverage on a per occurrence or aggregated basis. Due to the increasing cost of commercial auto liability claims throughout the United States in recent years, the availability of such excess coverage has significantly decreased and the pricing associated with such excess coverage, to the extent available, has significantly increased. Effective May 1, 2021, with respect to the annual policy year ending April 30, 2022, the Company experienced an increase of approximately $3 million, or 19%, in the premiums charged by third party insurance companies to the Company for excess coverage for commercial trucking liabilities in excess of $10,000,000. Moreover, the Company increased the level of its financial exposure to commercial trucking claims in excess of $10,000,000, including through the use of additional self-insurance, deductibles, aggregate loss limits, quota shares and other arrangements with third party insurance companies, based on the availability of coverage within certain excess insurance coverage layers and estimated cost differentials between proposed premiums from third party insurance companies and historical and actuarially projected losses experienced by the Company at various levels of excess insurance coverage. No assurances can be given that the availability of excess coverage for commercial trucking claims will not continue to deteriorate, that the pricing associated with such excess coverage, to the extent available, will not continue to increase, nor that insurance coverage from third party insurers for excess coverage of commercial trucking claims will even be available on commercially reasonable terms at certain levels.

Further, the Company retains liability of up to $1,000,000 for each general liability claim, up to $250,000 for each workers’ compensation claim and up to $250,000 for each cargo claim. In addition, under reinsurance arrangements by Signature of certain risks of the Company’s BCO Independent Contractors, the Company retains liability of up to $500,000, $1,000,000 or $2,000,000 with respect to certain occupational accident claims and up to $750,000 with respect to certain workers’ compensation claims. The Company’s exposure to liability associated with accidents incurred by Truck Brokerage Carriers, railroads and air and ocean cargo carriers who transport freight on behalf of the Company is reduced by various factors including the extent to which such carriers maintain their own insurance coverage. A material increase in the frequency or severity of accidents, cargo claims or workers’ compensation claims or the material unfavorable development of existing claims could have a material adverse effect on Landstar’s cost of insurance and claims and its results of operations.

Selling, general and administrative

During the twenty-six-week period ended June 26, 2021, employee compensation and benefits accounted for approximately seventy-four percent of the Company’s selling, general and administrative costs.

Depreciation and amortization

Depreciation and amortization primarily relate to depreciation of trailing equipment and information technology hardware and software.

Costs of revenue

The Company incurs costs of revenue related to the transportation of freight and, to a much lesser extent, to reinsurance premiums received by Signature. Costs of revenue include variable costs of revenue and other costs of revenue. Variable costs of revenue include purchased transportation and commissions to agents, as these costs are entirely variable on a shipment-by-shipment basis. Other costs of revenue include fixed costs of revenue and semi-variable costs of revenue, where such costs may vary over time based on certain economic factors or operational metrics such as the number of Company-controlled trailers, the number of BCO Independent Contractors, the frequency and severity of insurance claims, the number of miles traveled by BCO Independent Contractors, or the number and/or scale of information technology projects in process or in-service to support revenue generating activities, rather than on a shipment-by-shipment basis. Other costs of revenue associated with the transportation of freight include: (i) other operating costs, primarily consisting of trailer maintenance and BCO Independent Contractor recruiting and qualification costs, as reported in the Company’s Consolidated Statements of Income, (ii) transportation-related insurance premiums paid and claim costs incurred, included as a portion of insurance and claims in the Company’s Consolidated Statements of Income, (iii) costs incurred related to internally developed software including ASC 350-40 amortization, implementation costs, hosting costs and other support costs utilized to support our independent commission sales agents, third party capacity providers, and customers, included as a portion of depreciation and amortization and of selling, general and administrative in the Company’s Consolidated Statements of Income; and (iv) depreciation on Company-owned trailing equipment, included as a portion of depreciation and amortization in the Company’s Consolidated Statements of Income. Other costs of revenue associated with reinsurance premiums received by Signature are comprised of broker commissions and other fees paid related to the administration of insurance programs to BCO Independent Contractors and are included in selling, general and administrative in the Company’s Consolidated Statements of Income. In addition to costs of revenue, the Company incurs various other costs relating to its business, including most selling, general and administrative costs and portions of costs attributable to insurance and claims and depreciation and amortization. Management continually monitors all components of the costs incurred by the Company and establishes annual cost budgets that, in general, are used to benchmark costs incurred on a monthly basis.

Gross Profit, Variable Contribution, Gross Profit Margin and Variable Contribution Margin

The following table sets forth calculations of gross profit, defined as revenue less costs of revenue, and gross profit margin defined as gross profit divided by revenue, for the periods indicated. The Company refers to revenue less variable costs of revenue as “variable contribution” and variable contribution divided by revenue as “variable contribution margin”. Variable contribution and variable contribution margin are each non-GAAP financial measures. The closest comparable GAAP financial measures to variable contribution and variable contribution margin are, respectively, gross profit and gross profit margin. The Company believes variable contribution and variable contribution margin are useful measures of the variable costs that we incur at a shipment-by-shipment level attributable to our transportation network of third-party capacity providers and independent agents in order to provide services to our customers. The Company believes variable contribution and variable contribution margin are important performance measurements and management considers variable contribution and variable contribution margin in evaluating the Company’s financial performance and in its decision-making, such as budgeting for infrastructure, trailing equipment and selling, general and administrative costs.

The reconciliations of gross profit to variable contribution and gross profit margin to variable contribution margin are each presented below:

	Twenty Six Weeks Ended		Thirteen Weeks Ended
	June 26, 2021	June 27, 2020	June 26, 2021	June 27, 2020
Revenue	$2,858,252	$1,751,080	$1,570,718	$823,514
Costs of Revenue:
Purchased transportation	2,226,526	1,344,390	1,228,241	635,133
Commissions to agents	221,702	150,642	121,693	75,266

Variable Costs of Revenue	2,448,228	1,495,032	1,349,934	710,399
Trailing equipment depreciation	17,747	17,945	8,840	8,716
Information technology costs	6,084	4,299	2,938	2,663
Insurance-related costs	47,673	46,182	25,051	20,561
Other operating costs	16,545	15,674	8,903	7,368

Other Costs of Revenue	88,049	84,100	45,732	39,308

Total Costs of Revenue	2,536,277	1,579,132	1,395,666	749,707

Gross Profit	$321,975	$171,948	$175,052	$73,807

Plus: Other Costs of Revenue	88,049	84,100	45,732	39,308

Variable Contribution	410,024	256,048	220,784	113,115
Variable Contribution Margin %	14.3%	14.6%	14.1%	13.7%

Insurance-related costs in the table above include (i) other costs of revenue related to the transportation of freight that are included as a portion of insurance and claims in the Company’s Consolidated Statements of Income and (ii) certain other costs of revenue related to reinsurance premiums received by Signature that are included as a portion of selling, general and administrative in the Company’s Consolidated Statements of Income. Insurance and claims costs included in other costs of revenue relating to the transportation of freight primarily consist of insurance premiums paid for commercial auto liability, general liability, cargo and other commercial lines of coverage and the related cost of claims incurred under those programs, and, to a lesser extent, the cost of claims incurred under insurance programs to BCO Independent Contractors that are reinsured by Signature. Other insurance and claims costs included in costs of revenue that are included in selling, general and administrative in the Company’s Consolidated Statements of Income consist of brokerage commissions and other fees incurred by Signature relating to the administration of insurance programs to BCO Independent Contractors that are reinsured by Signature.

In general, variable contribution margin on revenue generated by BCO Independent Contractors represents a fixed percentage due to the nature of the contracts that pay a fixed percentage of revenue to both the BCO Independent Contractors and independent commission sales agents. For revenue generated by Truck Brokerage Carriers, variable contribution margin may be either a fixed or variable percentage, depending on the contract with each individual independent commission sales agent. Variable contribution margin on revenue generated from shipments hauled by railroads, air cargo carriers, ocean cargo carriers and Truck Brokerage Carriers, other than those under retention contracts, is variable in nature, as the Company’s contracts with independent commission sales agents provide commissions to agents at a contractually agreed upon percentage of the amount represented by revenue less purchased transportation for these types of shipments. Approximately 47% of the Company’s consolidated revenue in the twenty-six-week period ended June 26, 2021 was generated under contracts where variable contribution margin was based on a fixed percentage, while 53% was generated under contracts where variable contribution margin was based on a variable percentage.

Operating income as a percentage of gross profit and operating income as a percentage of variable contribution

The following table presents operating income as a percentage of gross profit and operating income as a percentage of variable contribution. The Company’s operating income as a percentage of variable contribution is a non-GAAP financial measure calculated as operating income divided by variable contribution. The Company believes that operating income as a percentage of variable contribution is useful and meaningful to investors for the following principal reasons: (i) the variable costs of revenue for a significant portion of the business are highly influenced by short-term market-based trends in the freight transportation industry, whereas other costs, including other costs of revenue, are much less impacted by short-term freight market trends; (ii) disclosure of this measure allows investors to better understand the underlying trends in the Company’s results of operations; (iii) this measure is meaningful to investors’ evaluations of the Company’s management of costs attributable to operations other than the purely variable costs associated with purchased transportation and commissions to agents that the Company incurs to provide services to our customers; (iv) management considers this financial information in its decision-making, such as budgeting for infrastructure, trailing equipment and selling, general and administrative costs.

	Thirteen Weeks Ended		Twenty Six Weeks Ended
	June 26, 2021	June 27, 2020	June 26, 2021	June 27, 2020
Gross profit	$321,975	$171,948	$175,052	$73,807
Operating Income	$225,516	$86,186	$122,248	$32,181
Operating Income as % of Gross Profit	70.0%	50.1%	69.8%	43.6%

Variable contribution	$410,024	$256,048	$220,784	$113,115
Operating Income	$225,516	$86,186	$122,248	$32,181
Operating Income as % of Variable Contribution	55.0%	33.7%	55.4%	28.4%

The increase in operating income as a percentage of gross profit from the 2020 twenty-six week period to the 2021 twenty-six week period and from the 2020 thirteen week period to the 2021 thirteen week period resulted from operating income increasing at a more rapid percentage rate than the increase in gross profit, as the Company was able to increase operating efficiencies during the period by scaling our fixed cost infrastructure, primarily certain components of selling, general and administrative costs, across a larger gross profit base.

The increase in operating income as a percentage of variable contribution from the 2020 twenty-six week period to the 2021 twenty-six week period and from the 2020 thirteen week period to the 2021 thirteen week period resulted from operating income increasing at a more rapid percentage rate than the increase in variable contribution, as the Company was able to increase operating efficiencies during the period by scaling our fixed cost infrastructure, primarily certain components of selling, general and administrative costs, as well as our other costs of revenue, across a larger variable contribution base.

Also, as previously mentioned, the Company reports two operating segments: the transportation logistics segment and the insurance segment. External revenue at the insurance segment, representing reinsurance premiums, has historically been relatively consistent on an annual basis at 2% or less of consolidated revenue and generally corresponds directly with the number of trucks provided by BCO Independent Contractors. The discussion of cost line items in Management’s Discussion and Analysis of Financial Condition and Results of Operations considers the Company’s costs on a consolidated basis rather than on a segment basis. Management believes this presentation format is the most appropriate to assist users of the financial statements in understanding the Company’s business for the following reasons: (1) the insurance segment has no other operating costs; (2) discussion of insurance and claims at either segment without reference to the other may create confusion amongst investors and potential investors due to intercompany arrangements and specific deductible programs that affect comparability of financial results by segment between various fiscal periods but that have no effect on the Company from a consolidated reporting perspective; (3) selling, general and administrative costs of the insurance segment comprise less than 10% of consolidated selling, general and administrative costs and have historically been relatively consistent on a year-over-year basis; and (4) the insurance segment has no depreciation and amortization.

*    *     *    *

If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-1558.

Sincerely,

/s/ James Todd
James Todd
Vice President and Corporate Controller
Landstar System Holdings, Inc.

cc:	Federico L. Pensotti, Vice President and Chief Financial Officer

Michael K. Kneller, Vice President, General Counsel and Secretary

Mark Wojciechowski, Division of Corporation Finance

Karl Hiller, Division of Corporation Finance

Steven J. Slutzky, Debevoise & Plimpton, LLP

APPENDIX A

***Beginning on Page 19 of the Interim Report for the Fiscal Quarter Ended June 26, 2021 (with additions from the original report bolded and underlined and deletions struck through)***

Changes in Financial Condition and Results of Operations

Revenue

Management believes the Company’s success principally depends on its ability to generate freight revenue through its network of independent commission sales agents and to safely and efficiently deliver freight utilizing third party capacity providers. Management believes the most significant factors to the Company’s success include increasing revenue, sourcing capacity and controlling costs, including insurance and claims.

While customer demand, which is subject to overall economic conditions, ultimately drives increases or decreases in revenue, the Company primarily relies on its independent commission sales agents to establish customer relationships and generate revenue opportunities. Management’s emphasis with respect to revenue growth is on revenue generated by independent commission sales agents who on an annual basis generate $1 million or more of Landstar revenue (“Million Dollar Agents”). Management believes future revenue growth is primarily dependent on its ability to increase both the revenue generated by Million Dollar Agents and the number of Million Dollar Agents through a combination of recruiting new agents, increasing the revenue opportunities generated by existing independent commission sales agents and providing its independent commission sales agents with digital technologies they may use to grow revenue and increase efficiencies at their businesses. During the 2020 fiscal year, 508 independent commission sales agents generated $1 million or more of Landstar revenue and thus qualified as Million Dollar Agents. During the 2020 fiscal year, the average revenue generated by a Million Dollar Agent was $7,489,000 and revenue generated by Million Dollar Agents in the aggregate represented 92% of consolidated revenue.

Management monitors business activity by tracking the number of loads (volume) and revenue per load by mode of transportation. Revenue per load can be influenced by many factors other than a change in price. Those factors include the average length of haul, freight type, special handling and equipment requirements, fuel costs and delivery time requirements. For shipments involving two or more modes of transportation, revenue is generally classified by the mode of transportation having the highest cost for the load. The following table summarizes this information by trailer type for truck transportation and by mode for all others:

	Twenty Six Weeks Ended		Thirteen Weeks Ended
	June 26, 2021	June 27, 2020	June 26, 2021	June 27, 2020
Revenue generated through (in thousands):
Truck transportation
Truckload:
Van equipment	$1,798,061	$1,028,334	$970,874	$483,027
Unsided/platform equipment	784,883	533,716	444,251	247,388
Less-than-truckload	54,732	45,859	29,062	22,918

Total truck transportation	2,637,676	1,607,909	1,444,187	753,333
Rail intermodal	76,068	51,315	44,360	23,186
Ocean and air cargo carriers	107,840	57,250	60,240	30,663
Other (1)	36,668	34,606	21,931	16,332

	$2,858,252	$1,751,080	$1,570,718	$823,514

Revenue on loads hauled via BCO Independent Contractors included in total truck transportation	$1,209,056	$809,779	$648,942	$378,500

Number of loads:
Truck transportation
Truckload:
Van equipment	777,921	600,519	409,048	285,174
Unsided/platform equipment	275,754	231,122	149,489	110,533
Less-than-truckload	85,095	78,079	44,403	39,723

Total truck transportation	1,138,770	909,720	602,940	435,430
Rail intermodal	26,800	21,510	15,100	9,970
Ocean and air cargo carriers	19,460	14,430	10,230	7,360

	1,185,030	945,660	628,270	452,760

Loads hauled via BCO Independent Contractors included in total truck transportation	510,150	443,830	264,200	210,430

Revenue per load:
Truck transportation
Truckload:
Van equipment	$2,311	$1,712	$2,373	$1,694
Unsided/platform equipment	2,846	2,309	2,972	2,238
Less-than-truckload	643	587	655	577
Total truck transportation	2,316	1,767	2,395	1,730
Rail intermodal	2,838	2,386	2,938	2,326
Ocean and air cargo carriers	5,542	3,967	5,889	4,166
Revenue per load on loads hauled via BCO Independent Contractors	$2,370	$1,825	$2,456	$1,799

Revenue by capacity type (as a % of total revenue):
Truck capacity providers:
BCO Independent Contractors	42%	46%	41%	46%
Truck Brokerage Carriers	50%	46%	51%	46%
Rail intermodal	3%	3%	3%	3%
Ocean and air cargo carriers	4%	3%	4%	4%
Other	1%	2%	1%	2%

(1)	Includes primarily reinsurance premium revenue generated by the insurance segment and intra-Mexico transportation services revenue generated by Landstar Metro.

Expenses

Purchased transportation

Also critical to the Company’s success is its ability to secure capacity, particularly truck capacity, at rates that allow the Company to profitably transport customers’ freight. The following table summarizes the number of available truck capacity providers on the dates indicated:

	June 26, 2021	June 27, 2020
BCO Independent Contractors	10,778	9,632
Truck Brokerage Carriers:
Approved and active (1)	53,891	37,600
Other approved	24,098	16,365

	77,989	53,965

Total available truck capacity providers	88,767	63,597

Trucks provided by BCO Independent Contractors	11,557	10,299

(1)	Active refers to Truck Brokerage Carriers who moved at least one load in the 180 days immediately preceding the fiscal quarter end.

~~The Company incurs costs that are directly related to the transportation of freight that include purchased transportation and commissions to agents. The Company incurs indirect costs associated with the transportation of freight that include other operating costs and insurance and claims. In addition, the Company incurs selling, general and administrative costs essential to administering its business operations. Management continually monitors all components of the costs incurred by the Company and establishes annual cost budgets which, in general, are used to benchmark costs incurred on a monthly basis.~~

Purchased transportation represents the amount a BCO Independent Contractor or other third party capacity provider is paid to haul freight. The amount of purchased transportation paid to a BCO Independent Contractor is primarily based on a contractually agreed-upon percentage of revenue generated by loads hauled by the BCO Independent Contractor. Purchased transportation paid to a Truck Brokerage Carrier is based on either a negotiated rate for each load hauled or, to a lesser extent, a contractually agreed-upon fixed rate per load. Purchased transportation paid to railroads is based on either a negotiated rate for each load hauled or a contractually agreed-upon fixed rate per load. Purchased transportation paid to air cargo carriers is generally based on a negotiated rate for each load hauled and purchased transportation paid to ocean cargo carriers is generally based on contractually agreed-upon fixed rates per load. Purchased transportation as a percentage of revenue for truck brokerage, rail intermodal and ocean cargo services is normally higher than that of BCO Independent Contractor and air cargo services. Purchased transportation is the largest component of costs and expenses and, on a consolidated basis, increases or decreases as a percentage of consolidated revenue in proportion to changes in the percentage of consolidated revenue generated through BCO Independent Contractors and other third party capacity providers and external revenue from the insurance segment, consisting of reinsurance premiums. Purchased transportation as a percent of revenue also increases or decreases in relation to the availability of truck brokerage capacity and with changes in the price of fuel on revenue generated from shipments hauled by Truck Brokerage Carriers. The Company passes 100% of fuel surcharges billed to customers for freight hauled by BCO Independent Contractors to its BCO Independent Contractors. These fuel surcharges are excluded from revenue and the cost of purchased transportation. Purchased transportation costs are recognized over the freight transit period as the performance obligation to the customer is completed.

Commissions to agents

Commissions to agents are based on contractually agreed-upon percentages of ~~revenue or net~~(i) revenue, ~~defined as~~(ii) revenue less the cost of purchased transportation, or ~~net~~(iii) revenue less a contractually agreed upon percentage of revenue retained by Landstar and the cost of purchased transportation (the “retention contracts”). Commissions to agents as a percentage of consolidated revenue ~~will~~ vary directly with fluctuations in the percentage of consolidated revenue generated by the various modes of transportation and reinsurance premiums and, in general, vary inversely with changes in ~~net~~the amount of purchased transportation as a percentage of revenue ~~margin, defined as net revenue divided by revenue,~~ on services provided by Truck Brokerage Carriers, railroads, air cargo carriers and ocean cargo carriers. Commissions to agents are recognized over the freight transit period as the performance obligation to the customer is completed.

~~The Company defines gross profit as revenue less the cost of purchased transportation and commissions to agents. Gross profit divided by revenue is referred to as gross profit margin. The Company’s operating margin is defined as operating income divided by gross profit.~~

~~In general, gross profit margin on revenue generated by BCO Independent Contractors represents a fixed percentage of revenue due to the nature of the contracts that pay a fixed percentage of revenue to both the BCO Independent Contractors and independent commission sales agents. For revenue generated by Truck Brokerage Carriers, gross profit margin is either fixed or variable as a percent of revenue, depending on the contract with each individual independent commission sales agent. Under certain contracts with independent commission sales agents, the Company retains a fixed percentage of revenue and the agent retains the amount remaining less the cost of purchased transportation (the “retention contracts”). Gross profit margin on revenue generated from shipments hauled by railroads, air cargo carriers, ocean cargo carriers and Truck Brokerage Carriers, other than those under retention contracts, is variable in nature as the Company’s contracts with independent commission sales agents provide commissions to agents at a contractually agreed upon percentage of net revenue for these types of shipments. Approximately 47% of the Company’s consolidated revenue in the twenty-six-week period ended June 26, 2021 was generated under contracts that have a fixed gross profit margin while 53% was under contracts that have a variable gross profit margin.~~

Other operating costs, net of gains on asset sales/dispositions

Maintenance costs for Company-provided trailing equipment and BCO Independent Contractor recruiting and qualification costs are the largest components of other operating costs. Also included in other operating costs are trailer rental costs, the provision for uncollectible advances and other receivables due from BCO Independent Contractors and independent commission sales agents and gains/losses, if any, on sales of Company-owned trailing equipment.

Insurance and claims

With respect to insurance and claims cost, potential liability associated with accidents in the trucking industry is severe and occurrences are unpredictable.

Effective May 1, 2019, the Company entered into a new three year commercial auto liability insurance arrangement for losses incurred between $5,000,000 and $10,000,000 (the “Initial Excess Policy”) with a third party insurance company. For commercial trucking claims incurred on or after May 1, 2019 through April 30, 2022, the Initial Excess Policy provides for a limit for a single loss of $5,000,000, with an aggregate limit of $15,000,000 for each policy year, an aggregate limit of $20,000,000 for the thirty-six month term ended April 30, 2022, and options to increase such aggregate limits for pre-established amounts of additional premium. If aggregate losses under the Initial Excess Policy exceed either the annual aggregate limit or the aggregate limit for the three year period ending April 30, 2022, and the Company did not elect to increase such aggregate limits for a pre-established amount of additional premium, Landstar would retain liability of up to $10,000,000 per occurrence, inclusive of its $5,000,000 self-insured retention for commercial trucking claims during the remainder of the applicable policy year(s). Moreover, as a result of the Company’s aggregate loss experience since it entered into the Initial Excess Policy, the Initial Excess Policy required the Company to pay additional premium relating to its existing coverage up to a pre-established maximum amount of $3,500,000, which was provided for in insurance and claims costs for the Company’s 2020 fiscal first quarter.

The Company also maintains third party insurance arrangements providing excess coverage for commercial trucking liabilities in excess of $10,000,000. These third party arrangements provide coverage on a per occurrence or aggregated basis. Due to the increasing cost of commercial auto liability claims throughout the United States in recent years, the availability of such excess coverage has significantly decreased and the pricing associated with such excess coverage, to the extent available, has significantly increased. Effective May 1, 2021, with respect to the annual policy year ending April 30, 2022, the Company experienced an increase of approximately $3 million, or 19%, in the premiums charged by third party insurance companies to the Company for excess coverage for commercial trucking liabilities in excess of $10,000,000. Moreover, the Company increased the level of its financial exposure to commercial trucking claims in excess of $10,000,000, including through the use of additional self-insurance, deductibles, aggregate loss limits, quota shares and other arrangements with third party insurance companies, based on the availability of coverage within certain excess insurance coverage layers and estimated cost differentials between proposed premiums from third party insurance companies and historical and actuarially projected losses experienced by the Company at various levels of excess insurance coverage. No assurances can be given that the availability of excess coverage for commercial trucking claims will not continue to deteriorate, that the pricing associated with such excess coverage, to the extent available, will not continue to increase, nor that insurance coverage from third party insurers for excess coverage of commercial trucking claims will even be available on commercially reasonable terms at certain levels.

Further, the Company retains liability of up to $1,000,000 for each general liability claim, up to $250,000 for each workers’ compensation claim and up to $250,000 for each cargo claim. In addition, under reinsurance arrangements by Signature of certain risks of the Company’s BCO Independent Contractors, the Company retains liability of up to $500,000, $1,000,000 or $2,000,000 with respect to certain occupational accident claims and up to $750,000 with respect to certain workers’ compensation claims. The Company’s exposure to liability associated with accidents incurred by Truck Brokerage Carriers, railroads and air and ocean cargo carriers who transport freight on behalf of the Company is reduced by various factors including the extent to which such carriers maintain their own insurance coverage. A material increase in the frequency or severity of accidents, cargo claims or workers’ compensation claims or the material unfavorable development of existing claims could have a material adverse effect on Landstar’s cost of insurance and claims and its results of operations.

Selling, general and administrative

During the twenty-six-week period ended June 26, 2021, employee compensation and benefits accounted for approximately seventy-four percent of the Company’s selling, general and administrative costs.

Depreciation and amortization

Depreciation and amortization primarily relate to depreciation of trailing equipment and information technology hardware and software.

Costs of revenue

The Company incurs costs of revenue related to the transportation of freight and, to a much lesser extent, to reinsurance premiums received by Signature. Costs of revenue include variable costs of revenue and other costs of revenue. Variable costs of revenue include purchased transportation and commissions to agents, as these costs are entirely variable on a shipment-by-shipment basis. Other costs of revenue include fixed costs of revenue and semi-variable costs of revenue, where such costs may vary over time based on certain economic factors or operational metrics such as the number of Company-controlled trailers, the number of BCO Independent Contractors, the frequency and severity of insurance claims, the number of miles traveled by BCO Independent Contractors, or the number and/or scale of information technology projects in process or in-service to support revenue generating activities, rather than on a shipment-by-shipment basis. Other costs of revenue associated with the transportation of freight include: (i) other operating costs, primarily consisting of trailer maintenance and BCO Independent Contractor recruiting and qualification costs, as reported in the Company’s Consolidated Statements of Income, (ii) transportation-related insurance premiums paid and claim costs incurred, included as a portion of insurance and claims in the Company’s Consolidated Statements of Income, (iii) costs incurred related to internally developed software including ASC 350-40 amortization, implementation costs, hosting costs and other support costs utilized to support our independent commission sales agents, third party capacity providers, and customers, included as a portion of depreciation and amortization and of selling, general and administrative in the Company’s Consolidated Statements of Income; and (iv) depreciation on Company-owned trailing equipment, included as a portion of depreciation and amortization in the Company’s Consolidated Statements of Income. Other costs of revenue associated with reinsurance premiums received by Signature are comprised of broker commissions and other fees paid related to the administration of insurance programs to BCO Independent Contractors and are included in selling, general and administrative in the Company’s Consolidated Statements of Income. In addition to costs of revenue, the Company incurs various other costs relating to its business, including most selling, general and administrative costs and portions of costs attributable to insurance and claims and depreciation and amortization. Management continually monitors all components of the costs incurred by the Company and establishes annual cost budgets that, in general, are used to benchmark costs incurred on a monthly basis.

Gross Profit, Variable Contribution, Gross Profit Margin and Variable Contribution Margin

The following table sets forth calculations of gross profit, defined as revenue less costs of revenue, and gross profit margin defined as gross profit divided by revenue, for the periods indicated. The Company refers to revenue less variable costs of revenue as “variable contribution” and variable contribution divided by revenue as “variable contribution margin”. Variable contribution and variable contribution margin are each non-GAAP financial measures. The closest comparable GAAP financial measures to variable contribution and variable contribution margin are, respectively, gross profit and gross profit margin. The Company believes variable contribution and variable contribution margin are useful measures of the variable costs that we incur at a shipment-by-shipment level attributable to our transportation network of third-party capacity providers and independent agents in order to provide services to our customers. The Company believes variable contribution and variable contribution margin are important performance measurements and management considers variable contribution and variable contribution margin in evaluating the Company’s financial performance and in its decision-making, such as budgeting for infrastructure, trailing equipment and selling, general and administrative costs.

~~The following table sets forth the percentage relationship of purchased transportation and commissions to agents, both being direct costs, to revenue and indirect costs as a percentage of gross profit for the periods indicated:~~

	~~Twenty Six Weeks Ended~~ 				~~Thirteen Weeks Ended~~
	~~June 26,  2021~~ 		~~June 27,  2020~~ 		~~June 26,  2021~~ 		~~June 27,  2020~~
~~Revenue~~ 	~~100.0~~ 	%	~~100.0~~ 	%	~~100.0~~ 	%	~~100.0~~ 	%
~~Purchased transportation~~ 	~~77.9~~ 		~~76.8~~ 		~~78.2~~ 		~~77.1~~
~~Commissions to agents~~ 	~~7.8~~ 		~~8.6~~ 		~~7.7~~ 		~~9.1~~
~~Gross profit margin~~ 	~~14.3~~ 	%	~~14.6~~ 	%	~~14.1~~ 	%	~~13.7~~ 	%
~~Gross profit~~ 	~~100.0~~ 	%	~~100.0~~ 	%	~~100.0~~ 	%	~~100.0~~ 	%
~~Investment income~~ 	~~0.3~~ 		~~0.8~~ 		~~0.3~~ 		~~0.7~~
~~Indirect costs and expenses:~~
~~Other operating costs, net of gains on asset sales/dispositions~~ 	~~4.0~~ 		~~6.1~~ 		~~4.0~~ 		~~6.6~~
~~Insurance and claims~~ 	~~11.1~~ 		~~17.5~~ 		~~10.9~~ 		~~17.5~~
~~Selling, general and administrative~~ 	~~24.3~~ 		~~33.6~~ 		~~24.5~~ 		~~35.9~~
~~Depreciation and amortization~~ 	~~5.9~~ 		~~9.0~~ 		~~5.5~~ 		~~10.1~~
~~Impairment of intangible and other assets~~ 	~~—~~ 		~~1.0~~ 		~~—~~ 		~~2.3~~
~~Total costs and expense~~ 	~~45.3~~ 		~~67.1~~ 		~~45.0~~ 		~~72.3~~
~~Operating margin~~ 	~~55.0~~ 	%	~~33.7~~ 	%	~~55.4~~ 	%	~~28.4~~ 	%

The reconciliations of gross profit to variable contribution and gross profit margin to variable contribution margin are each presented below:

	Twenty Six Weeks Ended		Thirteen Weeks Ended
	June 26, 2021	June 27, 2020	June 26, 2021	June 27, 2020
Revenue	$2,858,252	$1,751,080	$1,570,718	$823,514

Costs of Revenue:
Purchased transportation	2,226,526	1,344,390	1,228,241	635,133

Commissions to agents	221,702	150,642	121,693	75,266

Variable Costs of Revenue	2,448,228	1,495,032	1,349,934	710,399

Trailing equipment depreciation	17,747	17,945	8,840	8,716

Information technology costs	6,084	4,299	2,938	2,663

Insurance-related costs	47,673	46,182	25,051	20,561

Other operating costs	16,545	15,674	8,903	7,368

Other Costs of Revenue	88,049	84,100	45,732	39,308

Total Costs of Revenue	2,536,277	1,579,132	1,395,666	749,707

Gross Profit	$321,975	$171,948	$175,052	$73,807

Plus: Other Costs of Revenue	88,049	84,100	45,732	39,308

Variable Contribution	410,024	256,048	220,784	113,115

Variable Contribution Margin %	14.3%	14.6%	14.1%	13.7%

Insurance-related costs in the table above include (i) other costs of revenue related to the transportation of freight that are included as a portion of insurance and claims in the Company’s Consolidated Statements of Income and (ii) certain other costs of revenue related to reinsurance premiums received by Signature that are included as a portion of selling, general and administrative in the Company’s Consolidated Statements of Income. Insurance and claims costs included in other costs of revenue relating to the transportation of freight primarily consist of insurance premiums paid for commercial auto liability, general liability, cargo and other commercial lines of coverage and the related cost of claims incurred under those programs, and, to a lesser extent, the cost of claims incurred under insurance programs to BCO Independent Contractors that are reinsured by Signature. Other insurance and claims costs included in costs of revenue that are included in selling, general and administrative in the Company’s Consolidated Statements of Income consist of brokerage commissions and other fees incurred by Signature relating to the administration of insurance programs to BCO Independent Contractors that are reinsured by Signature.

In general, variable contribution margin on revenue generated by BCO Independent Contractors represents a fixed percentage due to the nature of the contracts that pay a fixed percentage of revenue to both the BCO Independent Contractors and independent commission sales agents. For revenue generated by Truck Brokerage Carriers, variable contribution margin may be either a fixed or variable percentage, depending on the contract with each individual independent commission sales agent. Variable contribution margin on revenue generated from shipments hauled by railroads, air cargo carriers, ocean cargo carriers and Truck Brokerage Carriers, other than those under retention contracts, is variable in nature, as the Company’s contracts with independent commission sales agents provide commissions to agents at a contractually agreed upon percentage of the amount represented by revenue less purchased transportation for these types of shipments. Approximately 47% of the Company’s consolidated revenue in the twenty-six-week period ended June 26, 2021 was generated under contracts where variable contribution margin was based on a fixed percentage, while 53% was generated under contracts where variable contribution margin was based on a variable percentage.

Operating income as a percentage of gross profit and operating income as a percentage of variable contribution

~~Management believes that a discussion of indirect costs~~The following table presents operating income as a percentage of gross profit and operating income as a percentage of variable contribution. The Company’s operating income as a percentage of variable contribution is a non-GAAP financial measure calculated as operating income divided by variable contribution. The Company believes that operating income as a percentage of variable contribution is useful and meaningful to investors for the following principal reasons: (~~1) disclosure of these relative measures (i.e., each indirect operating cost line item as a percentage of gross profit)~~i) the variable costs of revenue for a significant portion of the business are highly influenced by short-term market-based trends in the freight transportation industry, whereas other costs, including other costs of revenue, are much less impacted by short-term freight market trends; (ii) disclosure of this measure allows investors to better understand the underlying trends in the Company’s results of operations; (~~2) due to the generally fixed nature of these indirect costs (other than insurance and claims costs), these relative measures are~~iii) this measure is meaningful to investors’ evaluations of the Company’s management of ~~its indirect~~ costs attributable to operations other than the purely variable costs associated with purchased transportation and commissions to agents that the Company incurs to provide services to our customers; (~~3~~iv) management considers this financial information in its decision-making, such as budgeting for infrastructure, trailing equipment and selling, general and administrative costs~~; and (4) this information facilitates comparisons by investors of the Company’s results to the results of other non-asset or asset-light companies in the transportation and logistics services industry who report “net revenue” or “adjusted gross profit” in Management’s Discussion and Analysis, which represents revenue less the cost of purchased transportation. The difference between the Company’s use of the term “gross profit” and the use of the term “net revenue” or “adjusted gross profit” by other companies in the transportation and logistics services industry is due to the direct cost of commissions to agents under the Landstar business model, whereas other companies in this industry generally have no commissions to agents.~~.

	Twenty Six Weeks Ended		Thirteen Weeks Ended
	June 26, 2021	June 27, 2020	June 26, 2021	June 27, 2020
Gross profit	$321,975	$171,948	$175,052	$73,807

Operating Income	$225,516	$86,186	$122,248	$32,181

Operating Income as % of Gross Profit	70.0%	50.1%	69.8%	43.6%

Variable contribution	$410,024	$256,048	$220,784	$113,115

Operating Income	$225,516	$86,186	$122,248	$32,181

Operating Income as % of Variable Contribution	55.0%	33.7%	55.4%	28.4%

The increase in operating income as a percentage of gross profit from the 2020 twenty-six week period to the 2021 twenty-six week period and from the 2020 thirteen week period to the 2021 thirteen week period resulted from operating income increasing at a more rapid percentage rate than the increase in gross profit, as the Company was able to increase operating efficiencies during the period by scaling our fixed cost infrastructure, primarily certain components of selling, general and administrative costs, across a larger gross profit base.

The increase in operating income as a percentage of variable contribution from the 2020 twenty-six week period to the 2021 twenty-six week period and from the 2020 thirteen week period to the 2021 thirteen week period resulted from operating income increasing at a more rapid percentage rate than the increase in variable contribution, as the Company was able to increase operating efficiencies during the period by scaling our fixed cost infrastructure, primarily certain components of selling, general and administrative costs, as well as our other costs of revenue, across a larger variable contribution base.

Also, as previously mentioned, the Company reports two operating segments: the transportation logistics segment and the insurance segment. External revenue at the insurance segment, representing reinsurance premiums, has historically been relatively consistent on an annual basis at 2% or less of consolidated revenue and generally corresponds directly with the number of trucks provided by BCO Independent Contractors. The discussion of ~~indirect~~ cost line items in Management’s Discussion and Analysis of Financial Condition and Results of Operations considers the Company’s costs on a consolidated basis rather than on a segment basis. Management believes this presentation format is the most appropriate to assist users of the financial statements in understanding the Company’s business for the following reasons: (1) the insurance segment has no other operating costs; (2) discussion of insurance and claims at either segment without reference to the other may create confusion amongst investors and potential investors due to intercompany arrangements and specific deductible programs that affect comparability of financial results by segment between various fiscal periods but that have no effect on the Company from a consolidated reporting perspective; (3) selling, general and administrative costs of the insurance segment comprise less than 10% of consolidated selling, general and administrative costs and have historically been relatively consistent on a year-over-year basis; and (4) the insurance segment has no depreciation and amortization.